Tags:

E-commerce
Entrepreneurship
Startups
Diversity
Minority Founders
Social Impact

What Is Youngry™?

Youngry's plan is to be the ESPN of entrepreneurship by providing:

- ☐ **Democratized entrepreneurship news on "young and hungry" stage startup activity (i.e early stage) to address the many under served groups rising get coverage (ex: Immigrants, College Students, Women, Minorities, Activists and Social Impact Entrepreneurs)**

- ☐ **Mentor driven original content.**

- ☐ **Coverage of entrepreneur events through a video on demand channel of global entrepreneurship efforts (fireside chats, panels, pitch contests, keynote speeches, important conferences).**

- ☐ **E-commerce products to help one become a better entrepreneur & featuring article contributors so they can also be revenue sharing participants.**

Investment Highlights

We're providing a ground floor opportunity to invest in a low seed stage evaluation.

- ☐ **Co-founded by a collective led by a White House award winning entrepreneur, a global recognized fitness entrepreneur and rockstar team of advisors to help advise on content & business model.**

- An unique media business model where we use native publishing (free original content) to help determine which e-commerce products to provide.

- We have signed an e-commerce deal with the Amazon Exclusive Platform (aka this is where Mark Cuban sells his Shark Tank investments) to help us with sales/marketing platforms to entrepreneurs worldwide.

- We are developing a proprietary algorithm utilizing public social media data, company traction updates and other items to help us determine what early stage startups to cover in our news.

- We are a very scalable model due to the commonalities of entrepreneurship culture globally and audience size (representing over a billion global entrepreneurs creators, entrepreneurs and business owners!)

- Our revenue sharing model(s) with contributors and community level opportunities will organically help us create a movement.

Why Now

- With over a billion early stage entrepreneurs worldwide, it's time that we hear their voices, their challenges and successes, instead of the 1% that consistently gets covered.
- Sharing entrepreneurship from the "Youngry" global nation will help make the world be a better place plain and simple.

Business Model Explained Further

E-commerce Side:

1. We provide an online editorial platform (text, video, audio) featuring top mentors, serial entrepreneurs and influencers as contributors on topics most pertinent to help the young and hungry minded entrepreneurs succeed on Youngry.com, social media and affiliated channels.

2. We will take the most popular articles and entrepreneur themes and provide various e-commerce products (digital books, live events, webinars) featuring the original contributors. The contributors will participate in revenue sharing opportunities with these products and the Youngry audience will now develop a deeper relationship with the people who are helping them!


amazon EXCLUSIVES
CONFESSIONS FROM AN ENTREPRENEUR
ASH KUMRA
YOUNGRY

• E-commerce, events and publishing; providing inspiring “entrepreneurial” gear and products, such as books, motivational art work, and live events, featuring our Youngry™ contributors and industry members. Gear and products will be produced from our all-star team of advisors, influencers, and Youngry team.

• Books and publications will be authored by some of the brightest new business minds in the industry, from a variety of different fields. Topics will include: How to Succeed as an Entrepreneur in the 21st Century, Empowering Your Community, and other related topics.


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Confessions from an Entrepreneur by Ash Kumra - Vol 2
$42.00 Prime
Confessions from an Entrepreneur by Ash Kumra - Vol 1
by Rad + Refined
$38.00 Prime
Youngry T-shirt (Black)
by Rad + Refined
$55.00 Prime
YOUNGRY
Youngry T-shirt (White)
by Rad + Refined
$46.00 Prime
YOUNGRY

- **Live Video Feed With Premium Advertising:**

A 24/7 online video stream (both live video and video on demand) of global entrepreneurship efforts (fireside chats, panels, pitch contests, keynote speeches, important conferences) and Youngry™ live events! We will utilize ad networks and sponsored content opportunities.



Why We Founded This

Entrepreneurship means more small businesses and competition amongst the field. This competition drives innovation, fair prices, and wages. For the past several decades though, entrepreneurship had been on the decline and the strive to build a legacy for oneself had fallen to the wayside. Fortunately the likes of Mark Zuckerburg and Elon Musk realizing their dream and vision have inspired a new generation of entrepreneurs to believe in their creations that will

change the world. We are once again unafraid to dream.

And no one knows more about capturing the American Dream than **Ankur K Garg**. Immigrating to the States at an early age, Garg has thrived building empires for others. His latest success, Shredz, saw the company prosper from packaging supplements in-home to becoming the mogul fitness empire that they are today. He helped introduce the legitimacy of social media to business, by seeing a newly formed company reach grow from $90,000 to $5 million in just one year. Now, he's turning his sights to realizing his own vision by supporting the launch of **Youngry™**.

His co-founder, **Ash Kumra**, is an award winning entrepreneur, author, public speaker and talk show host recognized twice by the White House as an entrepreneur making an impact. He is also an authority on entrepreneurship, social media & branding by authoring the book series "Confessions from an Entrepreneur", spoken to over 10,000 people and has been cited in 100's of articles including Forbes Magazine, Huffington Post, American Express Forum, Entrepreneur Magazine, Startup America/Up Global, LA Times, OC Register, Tedx & The White House. Ash has also hosted over 100 interview with business mavens, authors, entrepreneurs and celebrities who have achieved their dreams and goals.



Prizes

1. "Social Media Momentum" Strategy Session (virtual) with social media expert, media personality and author Shama Hyder..

2. One hour lunch in Los Angeles with 4 time Grammy award winner and Black Eyed Peas member Apl.De.Ap

3. A TV Spot on Live With Lisa on Cox Cable hosted by former Miss Nevada and serial entrepreneur Lisa Song.

4. A one year online entrepreneurship mentoring packaging session and LA office space from Expert Dojo. The largest entrepreneur mentorship community in Silicon Beach which offers over 50 mentorship events and personal sessions monthly.

5. Meet NFL hall-of-famer in Los Angeles area for lunch and discussion on business ventures (name revealed at drawing confirmation).

6. Lunch with actress and Rachele Brooke Smith (roles include) 'Center Stage: Turn It Up', 'Bring It On: Fight To The Finish', and 'Pop Star') including a signed shirt of her clothing line Disrupt

Join & Invest In Our Movement!

We have opened the ground floor to people passionate about entrepreneurship to own a piece of our democratized media platform and have their voice heard in shaping the stories that we'll be covering!

Youngry™ is for the global entrepreneur community (both our young/hungry minded audience and the mentors that help make them a success). We are seeking $50,000 to turn our vision into reality.

Use Of Fund Highlights

$50k goal

Editorial Content Site: We will feature mentors, contributors to provide guidance.

We will also launch our e-commerce storefront in full force so we can monetize from day one.

$500k goal and beyond

Youngry™ will begin to adapt the ESPN/Live Stream and VOD Entrepreneur Video

Library portion. This will be a 24/7 and live stream and video on demand feed. Part of the capital will be going into developing and marketing this concept. Not only will there be a constant news cycle of events going around the world, but entrepreneurs will be able to go through the vast library of contributors and other great minds to learn.

We will also begin creating original content. These will be full in-depth articles, videos, and native advertisements. Initially we will be doing this for just sponsored posts but will be expanding its selection.

Letter from the Co-Founder

The most exciting thing about being a part of this venture is that I get to partner with you. With Title III, we will be participating in building a voice that is no longer controlled by the few with vested interests in pushing and promoting their own agendas. Now each of us, the hard working - never sleeping - entrepreneurs (please tell me I'm not the only one out there) will be able to let a media platform know what you want to see covered.

I am passionate about Youngry because I see its potential to transform how we share memories. My generation is entering into a time of our lives where we're creating memorable life experiences every day. My whole dream was to provide a product that inspires the experience, captures the moment, and enables people to share them in personal way.